IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

April 7, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re: Immuron Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed February 9, 2017

File No. 333-215204 (the “Registration Statement”)

Dear Ms. Hayes:

Please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 23, 2017 (the “Comment Letter”) relating to the draft Registration Statement submitted to the Commission by Immuron Limited (the “Company” or “Immuron”) referenced above. The Registration Statement has been updated to included financial statements and the related disclosure for the six months ended December 31, 2016.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Prospectus Summary

Our Pipeline

IMM-529, page 3

1.	We note your revised disclosure in response to our prior comment eight that IMM-529 has successfully completed its pre-clinical program in CDI and that you estimate that you will begin Phase 1/2 trials in the second quarter of 2017. Please revise your disclosure to state whether you have or have not applied for an IND for IMM-529 and to clarify that Phase 1/2 trials for IMM-529 will not begin until an IND has been granted. Also, please delete reference to IMM-529 being in the IND stage on page 66 so that your disclosure is consistent with the rest of your prospectus.

Response:

The Company is not required to apply for or obtain an IND for IMM-529. The Registration Statement has been revised to note this.

Business

Ob/Ob Mice Models Show Significant and Sustained Anti-Inflammatory…, page 63

2.	We note your response to our prior comment 21. When discussing the results of this study, please expand your disclosure to quantify your results when you state the following, including any p-values where statistically significant results were observed:

•	High dose of IMM-124E derived immunoglobulins demonstrated a statistically significant reduction in serum ALT and liver/serum TG levels over controls which did not reach statistical significance;

•	Glucose tolerance test (GTT) was improved within this group but did not reach statistical significance;
•	IMM-124E demonstrated a similar metabolic effect, with significant reduction in hepatic and serum triglycerides levels and an increase in CD3+NK1.1+ cells; and
•	IMM-124E demonstrated a similar metabolic effect, with statistically significant reduction in hepatic and serum triglycerides levels and an increase in CD4-CD25-FoxP3 cells.

Response:

The Registration Statement has been revised in response to the Staff’s comments.

IMM-529 – A Potentially Revolutionary Treatment for CDI, page 66

3.	We note your response to our prior comment 26. Please revise the last two diagrams on page 67 and the diagram on page 68 as they are still illegible.

Response:

Legible diagrams have been included in the Registration Statement.

Our Marketed Assets

Travelan – A Unique Product, page 71

4.	We note your response to our prior comment 29. Notwithstanding your request for confidential treatment, please expand your disclosure to provide the material terms of your agreements with Endo Pharmaceuticals and Medique, including, as applicable, minimum purchase requirements, material payment provisions and duration and termination provisions. Please also file your agreement with Endo Pharmaceuticals as an exhibit.

Response:

The Registration Statement has been revised in response to the Staff’s comments. Please note that Paladin Labs (“Paladin”) is a branch of Endo Pharmaceuticals (“Endo”) that sells products for the Canadian Market, and the Registration Statement has been revised to indicate such relationship between Paladin and Endo. The Company does not have a separate agreement with Endo, and the Company’s Distribution License Agreement with Paladin dated November 28, 2011 was filed as Exhibit 10.4 to the Company’s Form F-1/A filed on February 9, 2017.

5.	Please expand your disclosure regarding your agreement with Paladin to disclose all material terms of the agreement, including the total aggregate milestones you will receive under the agreement.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Manufacturing Process, page 73

6.	We note your response to our prior comment 30. Notwithstanding your request for confidential treatment, please expand your disclosure to provide the material terms of the agreement with Synlait, including, as applicable, minimum purchase requirements, material payment provisions and duration and termination provisions.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

(t) Previously Issued Financial Statements, page F-15

7.	Please refer to prior comment 38. Your response indicates that the re-audits of research and development tax refunds and associated revenue recognition adjustments were based on additional information made available to you subsequent to your “previous lodgements with ASX.” Please explain the following:

•	the nature of this additional information;
•	when it was received by you;
•	why the adjustments for fiscal year 2013 through fiscal year 2015 were not recognized at an earlier point in time; and
•	how these adjustments related to your original recognition of research and development tax refunds, which were based on estimated eligible research and development expenses in each year.

In addition, regarding your assertion that these adjustments were not material, please explain your consideration of their impact on the reported net loss for fiscal year 2016 and fiscal year 2015. Refer us to the technical guidance upon which you relied in determining your accounting treatment.

Response:

In the process of preparing and lodging previous financial statements with ASX, the Company could not determine an estimate to accrue for the Research and Development Tax Concession claims (as an income on the profit or loss statement) because the Company did not have a history of successful receipts of these claims, especially around the determination and quantification of expenditure related to R&D activities carried out overseas.

As the Company had commenced incurring Research and Development expenditures for new research and development projects, the eligibility of the costs of these projects had not yet been determined or ruled on by the Australian Taxation Office (“ATO”) until submitted to the ATO for consideration after completion of the fiscal year report.

At the time the Australian financial reports were lodged with the Australia Stock Exchange (“ASX”), the Company could not reliably estimate or measure the likelihood that future revenues would eventuate in the form of R&D Tax Refunds for those periods from expenditures incurred under these new research and development projects.

In accordance with paragraph 20 and 22, IAS 18 – Revenue Standard, the revenue at the time of the ASX lodgments could not be recognized as the probably of it occurring and being reliability measured could not be realistically determined.

The recognition requirement under IAS 18 requires the following criteria to be met:

•	it is probable that any future economic benefit associated with the item of revenue will flow to the entity, and
•	the amount of revenue can be measured with reliability

The PCAOB re-audits done in connection with the filing of the Registration Statement were conducted with a longer subsequent event period through December 20, 2016, which resulted in the identification and adjustment of these R&D refunds. In addition to now having an established successful history, Immuron has since improved its processes surrounding the timing of accurately capturing any applicable research and development tax refunds prior to the end of the fiscal period in which they may have occurred, to determine if any receivable should be accrued, through the process of seeking a Research and Development Advanced Finding Ruling from the ATO for any new research and development project expenditures to ascertain the eligibility of refunds being available for the expenditures incurred.

Whilst the dollar value of the amounts of the returns may be significant, the effect of the financial reports of Immuron for the fiscal periods in question are not material because the total R&D refunds for the whole 3 years period in aggregate did not change, and the adjustments were only made to reflect the timing of revenue recognition in the period presented, rather than a correction to the total amount received.. We do not believe these values would change the investment decisions of any readers of the financial reports.

8.	You disclose that the weighted average number of ordinary shares outstanding for fiscal year 2014 was 41,955,199 shares. However, related share amounts on pages F-25 and F-27 do not reflect retroactive adjustment for the 40:1 capital consolidation. Please explain your basis for this presentation.

  Response:

Reflecting retrospective adjustments for consolidation is not required under IFRS. We believe presenting the share amounts as are reflected on F-25 and F-27 represents the clearest presentation of the report for readers.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer